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Total Pages: 12
Index to Exhibits, Page 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 11-K**

(Mark One)

[ **X** ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2007**______________________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________ TO ____________ Commission file number ____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**VALMONT DEFERRED COMPENSATION PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**VALMONT INDUSTRIES, INC.**

**One Valmont Plaza**

**Omaha, Nebraska 68154-5215**

# Valmont Deferred Compensation Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

# VALMONT DEFERRED COMPENSATION PLAN

## TABLE OF CONTENTS



NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Deferred Compensation Plan:

We have audited the accompanying statements of net assets available for benefits of the Valmont Deferred Compensation Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2008

# VALMONT DEFERRED COMPENSATION PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| INVESTMENTS, at fair value: | | |
| Self-Directed Brokerage Accounts | $ 60,752 | $ 6,878,846 |
| Mutual Funds: | | |
| PIMCO Total Return Fund | 853,324 | 940,547 |
| Columbia Acorn USA Fund | 498,054 | 478,878 |
| Fidelity Contrafund | 1,417,955 | 1,271,858 |
| Fidelity Value Fund | 2,429,046 | 925,393 |
| Fidelity Capital Appreciation Fund | 15,577 | 119 |
| Fidelity Freedom Income Fund | 237,344 | 6,600 |
| Fidelity Freedom 2010 Fund | 78,634 | 40,813 |
| Fidelity Freedom 2020 Fund | 280,518 | 211,568 |
| Fidelity Retire Money Market Fund | 1,157,241 | 3,686,867 |
| Fidelity Freedom 2005 Fund | 988,530 | 1,072,768 |
| Fidelity Freedom 2015 Fund | 706,479 | 992,064 |
| Fidelity Freedom 2025 Fund | 212,804 | 141,826 |
| Fidelity Freedom 2030 Fund | 97,526 | - |
| Fidelity Freedom 2040 Fund | 10,008 | - |
| Fidelity Small Cap Value Fund | 139,926 | 5,305 |
| Morgan Stanley Institutional Fund Trust | 315,994 | 324,994 |
| Vanguard Institutional Index Fund | 973,064 | 791,425 |
| Dodge & Cox International Stock Fund | 1,201,229 | 833,955 |
| American Beacon Large Cap Value Fund | 462,435 | 469,654 |
| Valmont Industries, Inc. Common Stock | 13,130 | 1,054,804 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 12,149,570 | $ 20,128,284 |

See notes to financial statements.

# VALMONT DEFERRED COMPENSATION PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTABLE TO: | | |
| Investment income: | | |
| Net appreciation in investments | $ 754,566 | $ 1,302,798 |
| Interest and dividends on investments | 755,086 | 683,368 |
| Total investment income | 1,509,652 | 1,986,166 |
| Contributions: | | |
| Employer | 1,133,851 | 867,700 |
| Employee | 2,824,327 | 1,254,471 |
| Total contributions | 3,958,178 | 2,122,171 |
| Total additions | 5,467,830 | 4,108,337 |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO — | | |
| Benefits paid to participants | 13,446,544 | 391,014 |
| Total deductions | 13,446,544 | 391,014 |
| CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS | (7,978,714) | 3,717,323 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 20,128,284 | 16,410,961 |
| End of year | $ 12,149,570 | $ 20,128,284 |

See notes to financial statements.

## 1. DESCRIPTION OF PLAN

The following description of the Valmont Deferred Compensation Plan (the "Plan"), formerly the VERSP Restoration Plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

**General** — The Plan is a nonqualified plan for eligible employees and is intended to constitute a "top-hat" plan. The Plan is intended to allow certain key executives of Valmont Industries, Inc. ("Valmont" or the "Company") and its subsidiaries to defer a portion of their cash compensation and receive matching contributions from Valmont. Effective June 1, 2006, the Plan changed its trustee from Mercer Human Resource Services to Fidelity Investments. A committee appointed by the compensation committee of the Company's Board of Directors serves as administrator of the Plan.

**Contributions** — Each year, participants may contribute all or a portion of their annual salary and incentive pay. The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentages and investments can be changed by the participant daily, subject to individual fund restrictions.

**Eligibility** — Employees who meet the Plan's reporting relationship and compensation requirements and are approved by the compensation committee of Valmont's board of directors are eligible to participate in the Plan.

**Participant Accounts** — Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

**Vesting** — Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

| Years of Service | Vesting Percentage |
|---|---|
| 2 | 25 % |
| 3 | 50 % |
| 4 | 75 % |
| 5 | 100 % |

**Funding** — The Plan is considered unfunded for both tax and ERISA purposes. However, the Company has established a Rabbi trust to provide the benefits payable pursuant to the Plan. The trust shall be the property of the Company until distributed and subject to the Company's general, unsecured creditors and judgment creditors.

**Benefit Payments** — Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

In 2007, $13,446,544 of benefits were distributed to participants. These payments were primarily the result of elections made by participants as allowed under the transition rules of Section 409A of the Internal Revenue Code.

**Forfeited Accounts** — Forfeited accounts are used to reduce future employer contributions. There were no forfeited nonvested accounts in 2007 or 2006 applied to reduce Company contributions.

**Administrative Fees** — Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Investment Valuation and Income Recognition** — Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Participants also have an option of investing in other securities through a self-directed brokerage account. The investments in self-directed brokerage accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

**Payment of Benefits** — Benefits are recorded when paid.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

**Risks and Uncertainties** — The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

## 3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

| | 2007 | 2006 |
|---|---|---|
| Self-Directed Brokerage Accounts | $ 60,752 | $6,878,846 |
| Fidelity Value Fund | 2,429,046 | 925,393 |
| Fidelity Contrafund | 1,417,955 | 1,271,858 |
| Dodge & Cox International Stock Fund | 1,201,229 | 833,955 |
| Fidelity Retirement Money Market Fund | 1,157,241 | 3,686,867 |
| Fidelity Freedom 2005 Fund | 988,530 | 1,072,768 |
| Vanguard Institutional Index Fund | 973,064 | 791,425 |
| PIMCO Total Return Fund | 853,324 | 940,547 |
| Fidelity Freedom 2015 Fund | 706,479 | 992,064 |

During 2007 and 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $754,566 and $1,302,798 as follows:

| Investments at Fair Value as Determined by Quoted Market Price | 2007 | 2006 |
|---|---|---|
| Self-Directed Brokerage Accounts | $ (1,424) | $ 281,383 |
| Mutual Funds | 40,866 | 395,266 |
| Valmont Industries, Inc. Common Stock | 715,124 | 626,149 |
| Net appreciation in investments | $ 754,566 | $ 1,302,798 |

## 4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Investments in 2007 and 2006 and Putnam Investment Management, Inc. in 2006, which are affiliated with the Trustee. The Plan paid no fees for the administration services to the Trustee for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 147 and 19,009 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $3,884 and $432,801, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $7,164 and $9,718, respectively, on these shares.

## 5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, participants will become fully vested in the Company's contributions to their accounts.

## 6. SUBSEQUENT EVENT

Subsequent to December 31, 2007, approximately $1,790,000 of benefits were distributed to participants. These payments were primarily the result of elections made by participants as allowed under the transition rules of Section 409A of the Internal Revenue Code.

* * * * * *

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Deferred Compensation Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Valmont Deferred Compensation Plan

Dated this 20th day of June, 2008.

By: ______________________

Mark C. Jaksich
Committee Chairman

## INDEX TO EXHIBITS

Exhibit 23* — Consent of Deloitte and Touche LLP.

* Filed herewith.

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-64170 of Valmont Industries, Inc. on Form S-8 of our report dated June 20, 2008, appearing in this Annual Report on Form 11-K of the Valmont Deferred Compensation Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2008

END